SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 24, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom Press release dated July 24, 2006 re. sale of France Telecom Mobile Satellite Communications.

Paris, July 24, 2006

France Telecom sells 100-percent stake in France Telecom Mobile Satellite Communications for 60 million euros

On July 22, 2006, France Telecom signed an agreement to sell its entire stake in France Telecom Mobile Satellite Communications SA to investment funds managed by Apax Partners SA for a consideration of 60 million euros.

The completion of the transaction is subject to suspensive clauses and notably to the completion of prerequisite regulatory authorizations.

Media Contacts

+ 33 (0)1 44 44 93 93

Nilou du Castel

nilou.ducastel@orange-ft.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ft.com

France Telecom	6 Place d’Alleray	Telephone: +33 (0) 1 44 44 22 22
Corporate Communications	75505 Paris cedex 15	Fax: +33 (0)1 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 24, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information